Exhibit 99.(a)(1)(K)

Email Communication to Eligible Employees, dated September 6, 2006

Pursuant to Section 14 of the Exchange Offer distributed to you on August 30, 2006, relating to Internap Network Services Corporation’s pending offer to exchange eligible options to purchase shares of our common stock for new options, we are supplementing the Exchange Offer to provide you the attached press release regarding the listing of Internap’s common stock on the NASDAQ Global Market. As indicated in the Exchange Offer, the exercise price per share for each new option will be equal to an average of the closing prices of the Company’s common stock as reported by the American Stock Exchange or the NASDAQ Global Market, as applicable, for the 15 consecutive trading days ending immediately prior to the grant date of the new options.

The Election Form must be returned as indicated in the enclosed materials to James Salmond, so that it is received before 11:59 p.m., U.S. Eastern Time, on September 27, 2006 (or a later expiration date if we extend the offer). If you have any questions about the offer, please contact James Salmond at (404) 302-9780 or by email at optionexchange@internap.com.

Attachment: Internap Network Services Corporation Press Release dated September 6, 2006.

NEWS RELEASE

Internap to Move to NASDAQ Global Market

ATLANTA - September 6, 2006 - Internap Network Services Corporation (AMEX: IIP), a leading provider of performance-based routing solutions over the Internet, today announced that the NASDAQ Stock Market ("NASDAQ") has approved its application for listing on the NASDAQ Global Market, formerly known as the NASDAQ National Market. The move back to the NASDAQ places Internap among its peer group of global technology companies.

“Building upon our strong financial performance in the first half of 2006 and achieving profitability for the first time in the company’s history, our return to the NASDAQ is yet another successful step in our path forward as Internap marks its 10 year anniversary,” said James P. DeBlasio, chief executive officer of Internap. Internap common stock will begin trading on the NASDAQ Global Market by the end of September 2006. At that time, the stock will return to its original stock symbol, INAP.

Since 2004, Internap stock has been trading on the American Stock Exchange (AMEX) under the symbol IIP. Mr. DeBlasio added, “I would like to thank the American Stock Exchange for their services and strong support, particularly during our 2004 follow on equity offering and the reverse split in July 2006.”

About Internap
Internap is a market leader of intelligent route control solutions that bring reliability, performance and security to the Internet. The company's patented and patent-pending technologies address the inherent weaknesses of the Internet, enabling enterprises to take full advantage of the benefits of deploying business-critical applications such as e-commerce, Voice-over-IP (VoIP), video-conferencing and streaming audio/video across the Internet. Through a portfolio of high-performance IP and WAN optimization solutions, customers can bypass congestion points, overcome routing inefficiencies and optimize performance of their applications. Internap solutions are backed by an industry-leading performance guarantee that covers the Internet as opposed to just one network. These offerings include: network- and premise-based route optimization solutions, colocation, VPN, content distribution and managed security services.

Internap currently serves more than 2,100 customers, including Fortune 1000 and mid-tier enterprises in the financial services, government, travel/hospitality, manufacturing, media/entertainment, technology and retail industries. The company provides services throughout North America, Europe, Asia and Australia. For more information, please visit the company website at www.internap.com.

About NASDAQ
NASDAQ is the largest electronic screen-based equity securities market in the United States. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to category-defining companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology industries. For more information about NASDAQ, visit the NASDAQ Web site at www.nasdaq.com or the NASDAQ Newsroom at www.nasdaq.com/newsroom/.

Internap is a trademark of Internap. All other trademarks and brands are the property of their respective owners.

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Media Contact:	Investor Contact:
L.A. Campbell	Andrew Albrecht
404/302-9721	404/302-9841
lcampbell@internap.com	aalbrecht@internap.com